Exhibit 99.1

Collective Mining to Provide Relief Assistance Following Colombia Earthquake

MIAMI, Aug. 12, 2026 /CNW/ - Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") provides an update on the Company's response following the earthquake that struck western Colombia on August 10, 2026, with its epicenter near San Jose del Palmar, in the department of Chocó, approximately 100 kilometers from the Company's Guayabales and San Antonio Projects. The Company is fortunate to report there were no injuries to its personnel and no damage to its assets.

The Company has been in direct contact with municipal authorities, local fire departments and business associations to assess needs and support the communities in which it operates. As part of these efforts, Collective will make humanitarian contributions and provide direct assistance through local organizations that have existing partnerships with Collective in the city of Manizales, which is located approximately 80 kilometers from its operations in Supia, Caldas.

Collective will work with the Mayor's Office of Manizales to provide assistance related to technical matters, and will make monetary and in-kind contributions to organizations supporting the recovery effort. These include the National Federation of Coffee Growers of Colombia, to assist with matters related to local school infrastructure; the local Red Cross and ProCaldas (a private-sector alliance for regional development), to assist with matters related to health infrastructure; and ANDI (National Business Association of Colombia) to support reconstruction efforts planning in the most affected areas.

Dario Gomez, President of the Board of the Colombian Red Cross, Caldas Chapter, commented: "In moments like this, a coordinated response is essential to effectively reach affected communities. The support of organizations such as Collective Mining strengthens our ability to address immediate needs and support the recovery efforts underway in Manizales. We appreciate their commitment to working alongside local institutions and organizations as the situation continues to evolve."

Omar Ossma, President of Collective Mining, commented: "The safety and wellbeing of our people and communities is our first priority. I have been on the ground in Colombia working directly with our team and local stakeholders to lead our response and understand where assistance is most needed. Our thoughts are with everyone affected by the earthquake. We are mobilizing support through organizations that are positioned to direct assistance where it can have the greatest impact. We will continue to support our employees, their families and the broader community as recovery efforts progress."

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new outcropping Northern Apollo Oxidized area, drill the recently granted license covering the northwestern extension of the Trap target, and drill a series of greenfield generated targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the Nasdaq and TSX under the trading symbol "CNL".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

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FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media, Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 16:46e 12-AUG-26